UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Retail Value Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76133Q102

(CUSIP Number)

November 3, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 12 Pages

CUSIP NO. 76133Q102	Page 2 of 12 Pages

CUSIP No. 76133Q102
(1) Names of reporting persons	Ursa Fund Management LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	440,000*
(7) Sole dispositive power	0
(8) Shared dispositive power	440,000*
(9) Aggregate amount beneficially owned by each reporting person	440,000*
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	2.08%†
(12) Type of reporting person (see instructions)	IA

* Ursa Fund Management LLC is the General Partner and Investment Manager of Ursa Fund Partners LP and the Investment Manager of Investment Opportunities 14 Segregated Portfolio (the “Funds”) in which such shares referred to above are held. As a result, Ursa Fund Management LLC possesses the power to vote and dispose or direct the disposition of all the shares owned by the Funds.

† Based on a total of 21,117,150 shares outstanding of the Issuer as of February 15, 2023, as set forth in the Issuer’s most recent Form 10-K, filed February 24, 2023.

CUSIP NO. 76133Q102	Page 3 of 12 Pages

CUSIP No. 76133Q102
(1) Names of reporting persons	Ursa Fund Partners LP
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	200,000
(7) Sole dispositive power	0
(8) Shared dispositive power	200,000
(9) Aggregate amount beneficially owned by each reporting person	200,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.95% †
(12) Type of reporting person (see instructions)	PN

† Based on a total of 21,117,150 shares outstanding of the Issuer as of February 15, 2023, as set forth in the Issuer’s most recent Form 10-K, filed February 24. 2023.

CUSIP NO. 76133Q102	Page 4 of 12 Pages

CUSIP No. 76133Q102
(1) Names of reporting persons	Investment Opportunities 14 Segregated Portfolio
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	240,000
(7) Sole dispositive power	0
(8) Shared dispositive power	240,000
(9) Aggregate amount beneficially owned by each reporting person	240,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	1.14% †
(12) Type of reporting person (see instructions)	CO

† Based on a total of 21,117,150 shares outstanding of the Issuer as of February 15, 2023, as set forth in the Issuer’s most recent Form 10-K, filed February 24, 2023.

CUSIP NO. 76133Q102	Page 5 of 12 Pages

CUSIP No. 76133Q102
(1) Names of reporting persons	Andrew Hahn
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	440,000*
(7) Sole dispositive power	0
(8) Shared dispositive power	440,000*
(9) Aggregate amount beneficially owned by each reporting person	440,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	2.08%†
(12) Type of reporting person (see instructions)	IN

* Mr. Hahn is a Managing Member of Ursa Fund Management LLC. As a result, Mr. Hahn possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Ursa Fund Management LLC as Investment Manager to the Funds. Mr. Hahn disclaims beneficial ownership of any of the shares held by the Funds.

† Based on a total of 21,117,150 shares outstanding of the Issuer as February 15, 2023, as set forth in the Issuer’s most recent Form 10-K, filed February 24, 2023.

CUSIP NO. 76133Q102	Page 6 of 12 Pages

CUSIP No. 76133Q102
(1) Names of reporting persons	Russell Douglas
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	440,000*
(7) Sole dispositive power	0
(8) Shared dispositive power	440,000*
(9) Aggregate amount beneficially owned by each reporting person	440,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	2.08%†
(12) Type of reporting person (see instructions)	IN

* Mr. Douglas is a Managing Member of Ursa Fund Management LLC. As a result, Mr. Douglas possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Ursa Fund Management LLC as Investment Manager to the Funds. Mr. Douglas disclaims beneficial ownership of any of the shares held by the Funds.

† Based on a total of 21,117,150 shares outstanding of the Issuer as February 15, 2023, as set forth in the Issuer’s most recent Form 10-K, filed February 24, 2023.

CUSIP NO. 76133Q102	Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

Retail Value Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

3300 Enterprise Parkway Beachwood, OH 44122

Item 2(a).	Name of Person Filing

The names of the person filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•    Ursa Fund Management, LLC

•    Ursa Fund Partners, LP

•    Investment Opportunities 14 Segregated Portfolio

•    Andrew Hahn

•    Russell Douglas

Item 2(b).	Address of Principal Business Office or, if None, Residence:

51 Moraga Way, Suite 8, Orinda, CA 94563

Item 2(c).	Citizenship:

Ursa Fund Management, LLC is a Delaware limited liability company. Ursa Fund Partners, LP is a Delaware limited partnership and Investment Opportunities 14 Segregated Portfolio is a Cayman Islands segregated portfolio company. Andrew Hahn and Russell Douglas are citizens of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock (the “Shares”)

Item 2(e).	CUSIP Number:

76133Q102

CUSIP NO. 76133Q102	Page 8 of 12 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution that is the functional equivalent of any of the institutions listed in § 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution.

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

Item 4(a).

Amount Beneficially Owned:

Aggregate of all Reporting Persons: 440,000

Ursa Fund Management LLC – 440,000

Ursa Fund Partners LP – 200,000

Investment Opportunities 14 Segregated Portfolio – 240,000

Andrew Hahn – 440,000*

Russell Douglas – 440,000*

Item 4(b).

Percent of Class:

Aggregate of all Reporting Persons: 2.08%

Ursa Fund Management LLC – 2.08%

Ursa Fund Partners LP – 0.95%

Investment Opportunities 14 Segregated Portfolio – 1.14%

Andrew Hahn – 2.08%*

Russell Douglas – 2.08%*

CUSIP NO. 76133Q102	Page 9 of 12 Pages

Item 4(c).	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote: Ursa Fund Management LLC – 0 Ursa Fund Partners LP – 0 Investment Opportunities 14 Segregated Portfolio – 0 Andrew Hahn – 0 Russell Douglas – 0
(ii)

Shared power to vote or to direct the vote:

Ursa Fund Management LLC – 440,000

Ursa Fund Partners LP – 200,000

Investment Opportunities 14 Segregated Portfolio – 240,000

Andrew Hahn – 440,000*

Russell Douglas – 440,000*

	(iii)	Sole power to dispose or to direct the disposition of Ursa Fund Management LLC – 0 Ursa Fund Partners LP – 0 Investment Opportunities 14 Segregated Portfolio – 0 Andrew Hahn – 0 Russell Douglas – 0
(iv)

Shared power to dispose or to direct the disposition of

Ursa Fund Management LLC – 440,000

Ursa Fund Partners LP – 200,000

Investment Opportunities 14 Segregated Portfolio – 240,000

Andrew Hahn – 440,000*

Russell Douglas – 440,000*

*Mr. Hahn and Mr. Douglas are the Managing Members of Ursa Fund Management LLC. As a result, Mr. Hahn and Mr. Douglas possess the power to vote and dispose or direct the disposition of all the shares beneficially owned by Ursa Fund Management LLC as Investment Manager to the Funds. Mr. Hahn and Mr. Douglas disclaim beneficial ownership of any of the shares held by the Funds.

CUSIP NO. 76133Q102	Page 10 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Each of the Reporting Persons, Ursa Fund Management LLC, Ursa Fund Partners LP, Investment Opportunities 14 Segregated Portfolio, Russell Douglas, and Andrew Hahn, has ceased to be the beneficial owner of more than five percent of the class of securities reported in this Schedule.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:
By signing below the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 76133Q102	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 10, 2023

Ursa Fund Management LLC

By:	/s/ Andrew Hahn
Andrew Hahn
Managing Member

Ursa Fund Partners LP

By:	/s/ Ursa Fund Management LLC
General Partner of Ursa Fund Partners LP

By:	/s/ Andrew Hahn
Managing Member of Ursa Fund Management LLC

By:	/s/ Andrew Hahn
Andrew Hahn

Investment Opportunities 14 Segregated Portfolio

By:	/s/ Ursa Fund Management LLC
Investment Manager of Investment Opportunities 14 Segregated Portfolio

By:	/s/ Andrew Hahn
Managing Member of Ursa Fund Management LLC

By:	/s/ Andrew Hahn
Andrew Hahn

CUSIP NO. 76133Q102	Page 12 of 12 Pages

EXHIBIT A

Joint Filing Agreement

The Undersigned agree that the statements on Schedule 13G with respect to the common stock of Retail Value Inc., dated as of April 10, 2023, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: April 10, 2023

Signature:	/s/ Andrew Hahn
Name:	Andrew Hahn

Signature:	/s/ Russell Douglas
Name:	Russell Douglas

Ursa Fund Partners LP

By:	/s/ Andrew Hahn
Name:	Andrew Hahn
Title:	Managing Member of Ursa Fund Management LLC, General Partner of Ursa Fund Partners LP

Investment Opportunities 14 Segregated Portfolio

By:	/s/ Andrew Hahn
Name:	Andrew Hahn
Title:	Managing Member of Ursa Fund Management LLC, Investment Manager of Investment Opportunities 14 Segregated Portfolio

Ursa Fund Management LLC

By:	/s/ Andrew Hahn
Name:	Andrew Hahn
Title:	Managing Member